EXHIBIT 21

Name of Subsidiary	Incorporated In	Wholly-Owned By
United Bank	Alabama	United Bancorporation Of Alabama
United Bancorp Capital
Trust I	Alabama	United Bancorporation Of Alabama

United Insurance Service	Alabama	United Bank